Cambior Inc.
Common Shares
13201L103
December 31, 2003


CUSIP 13201L103
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 12,448,245

6. 1,791,138

7. 12,448,245

8. 1,791,138

9. 1,519,142

10. n/a

11. 0.6%

12. BD


Item 1
(a) Cambior Inc.
(b) 111 Saint-Charles St. W.
    Longueuil, QC
    J4K 5G4
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario  M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 13201L103

Item 3
n/a

Item 4
(a) 1,519,142
(b) 0.6%
(c) (i) 12,448,245
    (ii) 1,791,138
    (iii) 12,448,245
    (iv)  1,791,138

Item 5
N/A

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
January 12, 2004
Neal Nenadovic
Chief Financial Officer